

August 19, 2010

Via Facsimile and U.S. Mail

Mr. Jianquan Li
Chief Executive Officer
Winner Medical Group Inc.
Winner Industrial Park, Bulong Road
Longhua, Shenzhen City 518109
People's Republic of China

> **Re: Winner Medical Group Inc.**
> **Form 10-K for fiscal year ended September 30, 2009**
> **Filed December 7, 2009**
> **Form 10-K/A for fiscal year ended September 30, 2009**
> **File No. 1-34484**

Dear Mr. Li:

We have reviewed your response letter dated August 12, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended September 30, 2009

Consolidated Statements of Income and Comprehensive Income, page F-4

1.   We note your response to prior comment 10. Please revise future filings to disclose your accounting policy for foreign currency transaction gains and losses, including disclosure that you record such gains and losses as operating expenses.

Mr. Jianquan Li
Winner Medical Group Inc.
August 19, 2010
Page 2

Form 10-K/A for fiscal year ended September 30, 2009

Item 9A. Controls and Procedures

2.   Please refer to prior comment 4. Although we note the revisions made, Rule 12b-15 of the Exchange Act requires the inclusion of the complete text under each item in an amendment. In this regard, please amend your filing to include the entire Item 9A of Form 10-K, including the narratives from the sections labeled "Disclosure Controls and Procedures," "Management's Report on Internal Control over Financial Reporting" and "Changes in Internal Controls over Financial Reporting."

        You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

                        Sincerely,

                        Kevin L. Vaughn
                        Accounting Branch Chief